SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE TO/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2
                                 FINAL AMENDMENT

                            (NAME OF SUBJECT COMPANY)

                   CAPITAL REALTY INVESTORS II LTD PARTNERSHIP
                         A MARYLAND LIMITED PARTNERSHIP

                             AT $100.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP
                          EQUITY RESOURCES GROUP, INC.,
                           A MASSACHUSETTS CORPORATION
                              EGGERT DAGBJARTSSON,
                                  AN INDIVIDUAL

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                  (617) 876-4800

                            Calculation of Filing Fee

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   Transaction Valuation*                               Amount of Filing Fee
         $1,000,000                                             $200.00
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* For purposes of calculating the filing fee only. This calculation assumes the purchase of 10,000 Units at a purchase price of $100 per Unit in the Partnership.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[x]           Check  if the filing is a final amendment reporting the results of the  tender  offer.
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Amount Previously Paid:    $200.00         Filing Party: Equity Resource
Form of Registration No:   Schedule TO                   Lexington Fund
                                                         Limited Partnership
                                                         Not Applicable
                                           Date Filed:   November 19, 2001
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                                 FINAL AMENDMENT

     This Final Amendment (the Final Amendment) to the Tender Offer Statement on Tender Offer Schedule TO (the Schedule TO) filed by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") with the Securities and Exchange Commission on November 19, 2001, reports the final results of the offer by the Purchaser to purchase up to 10,000 units (the "Units") of limited partnership interests in Capital Realty Investors II Ltd Partnership, a Maryland limited partnership (the "Partnership"), at $100.00 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after November 19, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 2001, previously filed by Purchaser as Exhibit (a)(1) to the Schedule TO, and in the Agreement of Sale dated November 19, 2001, previously filed by Purchaser as Exhibit (a)(3), as each may be supplemented or amended from time to time (which together constitute the "Offer"), and less the $100 transfer fee charged by the general partner of the Partnership.

ITEM  4.  TERMS  OF  THE  TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

     The Offer expired at 12:00 Midnight, Eastern Time, on December 19, 2001. Pursuant to the Offer, the Purchaser has accepted an aggregate of 547 Units at a price of $100 per Unit less the $100 transfer fee, net to the sellers in cash, for an aggregate amount of $51,300.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:     Jaunuary 8, 2002               Equity Resource Lexington Fund Limited
                                   Partnership,
                                   a  Massachusetts  limited  partnership

                                        By:     /s/     Eggert  Dagbjartsson
                                                        Eggert  Dagbjartsson
                                                        General  Partner

                                             Equity  Resources  Group,  Inc.
                                             A  Massachusetts  Corporation

                                        By:     /s/     Eggert  Dagbjartsson
                                                        Eggert  Dagbjartsson
                                                        Executive Vice President

                                        Eggert  Dagbjartsson

                                        By:     /s/     Eggert  Dagbjartsson
                                                        Eggert  Dagbjartsson
                                                        Eggert  Dagbjartsson

                                  EXHIBIT INDEX


                           Exhibit No.     Description
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(a)(1)  -     Offer  to  Purchase,  dated  November  19,  2001*
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(a)(2)  -     Transmittal  letter,  dated  November  19,  2001*
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(a)(3)  -     Agreement  of  Sale*
---------------------------------------------------------------
(a)(4)        Summary  Advertisement*
---------------------------------------------------------------
(a)(5)--      Not  applicable.
---------------------------------------------------------------
(b)  -        Not  applicable.
---------------------------------------------------------------
(c)  -        Not  applicable.
---------------------------------------------------------------
(d)(1)-       Not  applicable.
---------------------------------------------------------------
(e)  -        Not  applicable.
---------------------------------------------------------------
(f)  -        Not  applicable.
---------------------------------------------------------------
(g)           Not  applicable
---------------------------------------------------------------
(h)           Not  applicable.
---------------------------------------------------------------
*  Previously  filed